Registration No. 24-3656


Received SEC
AUG 18 2010
Washington, DC 20549

SECURITIES AND EXCHANGE COMMISSION

SUPPLEMENT DATED AUGUST 13, 2010
TO
POST QUALIFICATION AMENDMENT NO. 17
TO
FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER

THE SECURITIES ACT OF 1933


10013410

STEUBEN TRUST CORPORATION
(Exact name of issuer as specified in its charter)

NEW YORK
(State or other jurisdiction of incorporation or organization)

One Steuben Square, Hornell, New York 14843-1699
(607) 324-5010
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

Helen A. Zamboni, Esq.
UNDERBERG & KESSLER LLP
300 Bausch & Lomb Place
Rochester, New York 14604
(585) 258-2800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6060	16-1368310
Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

To the Common Shareholders of Steuben Trust Corporation:

Effective August 12, 2010, the Board of Directors of the Steuben Trust Corporation determined the fair market value of the Common Stock of Steuben Trust Corporation, for purposes of the Corporation's Share Owner Dividend Reinvestment and Stock Purchase Plan, to be $23.08 per share.

SIGNATURES

The Issuer. The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hornell, New York, on this 13th day of August, 2010.

STEUBEN TRUST CORPORATION

By: 
James P. Nicoloff,
Executive Vice President and
Chief Financial Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

Date: August 13, 2010

By: Brenda L. Copeland*
Brenda L. Copeland, President and
Chief Executive Officer

Date: August 13, 2010

By: 
James P. Nicoloff,
Executive Vice President, Treasurer and
Chief Financial Officer

Date: August 13, 2010

By: David A. Shults*
David A. Shults, Director and
Chairman of the Board

Date: August 13, 2010

By: Robert U. Blades, Jr.*
Robert U. Blades, Jr., Director

Date: August 13, 2010

By: Michael E. Davidson*
Michael E. Davidson

Date: August 13, 2010

By: Charles M. Edmondson.*
Charles M. Edmondson, Director

Date: August 13, 2010

By: Stoner E. Horey*
Stoner E. Horey, Director

Date: August 13, 2010

By: Charles D. Oliver*
Charles D. Oliver, Director

Date: August 13, 2010

By: Kenneth D. Philbrick*
Kenneth D. Philbrick, Director

Date: August 13, 2010

By: Eric Shults*
Eric Shults, Director

Date: August 13, 2010

By: Sherry C. Walton*
Sherry C. Walton, Director

*By: 
James P. Nicoloff, as Attorney-in-fact